Item 77C Deutsche Gold & Precious Metals
Fund (a series of Deutsche Securities Trust)

Shareholder Meeting Results

A special Meeting of Shareholders (the "Meeting") of Deutsche Gold & Precious Metals Fund (the
"Fund"), a series of Deutsche Securities Trust, was called to order on October 26, 2017 at the offices of Deutsche Investment Management Americas Inc.,
345 Park Avenue, New York, New York 10154.
The Meeting was adjourned until, and reconvened on, November 21, 2017 to permit the solicitation of additional votes. At the Meeting, the following matter was voted upon by the shareholders of the Fund (the resulting votes are presented below).

1a.	Approval of an Agreement and Plan of
Reorganization and the transactions it
contemplates, including (i) the transfer of all of the assets of the Fund to Deutsche Real
Assets Fund ("Real Assets"), a series of
Deutsche Market Trust, in exchange for
shares of Real Assets ("Merger Shares") and the assumption by Real Assets of all the liabilities of the Fund; and (iii) the distribution of the Merger Shares to the shareholders of the Fund in complete liquidation of the Fund.


Number of Votes:
For
Against
Abstain
Broker
Non-
Votes*
5,403,704
1,777,601
477,643
0


*	Broker non-votes are proxies received by the
funds from brokers or nominees when the
broker or nominee neither has received
instructions from the beneficial owner or other persons entitled to vote nor has discretionary power to vote in a particular matter.